Exhibit 12.1

Statements Regarding Computation of Ratios

	Texas Gas			Boardwalk Pipeline Partners
	Year Ended December 31,		Period from January 1, 2003 – May 16, 2003	Period from May 17, 2003 – December 31, 2003	Year Ended December 31,		Nine Months Ended September 30,

	2001	2002			2004	2005	2005	2006
	(in thousands, except ratios)
Statements Regarding Computation of Ratios:
Income before income taxes	75,615	92,746	56,861	37,555	81,158	160,521	93,237	132,641
Total fixed charges	22,516	21,719	7,759	19,575	30,495	62,134	46,313	47,939
Less capitalized interest	—	—	—	—	—	(231)	(105)	(784)

Total earnings	98,131	114,465	64,620	57,130	111,653	222,424	139,445	179,796
Fixed charges:
Interest expense	22,230	21,419	7,634	19,414	30,349	60,530	45,097	46,074
Capitalized interest	—	—	—	—	—	231	105	784
Interest in rental expense	286	300	125	161	146	1,373	1,111	1,081

Total fixed charges	22,516	21,719	7,759	19,575	30,495	62,134	46,313	47,939

Ratio of earnings to fixed charges	4.36	5.27	8.33	2.92	3.66	3.58	3.01	3.75